3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

August 5, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Life Sciences

Re:  Fulgent Genetics, Inc.

Registration Statement on Form S-3

Filed July 21, 2020

File No. 333-239964 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Fulgent Genetics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 31, 2020 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Paul Kim, Chief Financial Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing an amended registration statement on Form S-3 (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. The Company has responded to the Staff’s comments by making changes to the applicable disclosure in the Amended Registration Statement.  Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Amended Registration Statement.

Exclusive Jurisdiction of Certain Actions, General

1.

We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the sole and exclusive forum for certain litigation including any “derivative action” and excludes “actions in which a federal court has assumed exclusive jurisdiction of a proceeding.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

August 5, 2020

prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In your revised disclosure, please also explain the exclusion of “actions in which a federal court has assumed exclusive jurisdiction to a proceeding” as it is unclear. To the extent that you intend for “actions in which a federal court has assumed exclusive jurisdiction” to mean that a court needs to take action to assume jurisdiction to a proceeding under the Exchange Act, please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act, regardless of whether a court takes a specific action. If not, then your provision may incorrectly suggest that federal courts have exclusive jurisdiction over Securities Act claims.

Response:  The Company respectfully acknowledges the Staff’s comment, and the Company and has revised its disclosures regarding forum selection, as set forth on pages 15 through 16 of the Amended Registration Statement. The revised disclosures will appear in the base prospectus for all offerings under the Amended Registration Statement. To further inform investors in future filings that the forum selection provisions do not apply to actions arising under the Securities Act or Exchange Act, the Company will include disclosure to this effect in its Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and other applicable filings with the Commission.

*****

MINTZ

August 5, 2020

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Scott M. Stanton of this firm at (858) 314-1500 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Melanie Ruthrauff Levy

Melanie Ruthrauff Levy

cc:

Securities and Exchange Commission

Jeffrey Gabor

Fulgent Genetics, Inc.

Paul Kim

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott M. Stanton